FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                            For the month of May 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X      Form 40-F
                                     ---               ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No  X
                                      ---      ---

                            Gemplus International SA

                      Press Release - Financial Statements

                  For the quarterly period ended March 31, 2002

                  GEMPLUS FIRST QUARTER 2002 FINANCIAL RESULTS


o   Results in line with expectations
o   Restructuring on track to deliver more than expected
o   Return to profitability expected by year end


Luxembourg - April 30, 2002 - Gemplus International S.A. (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP) today reported results for fiscal year 2002 first quarter ended March 31, 2002.

First quarter revenue was 176.5 million Euros; gross profit was 36.2 million Euros; operating expenses were 83.5 million Euros; and the net loss was 62.5 million Euros, including an exceptional 19.3 million Euros restructuring charge. Net loss per share was 0.10 Euro on a fully diluted basis. Adjusting for exceptional costs, net loss was 0.07 Euro per share.

Commenting, the company said:

"These results are not attractive; but they are very much in line with our expectations. We're reporting against last year which was Gemplus' strongest ever first quarter and included the SkiData and Tag businesses which have subsequently been sold. We also signalled in February that the first quarter this year would suffer from the absence of 28 million Euros of financial services project work in the US, which was completed before Christmas. In addition, and also as expected, there is no benefit in the first quarter from the restructuring programme announced in February, and gross margin has continued to be held back by the need to complete running down our inventory of high cost chips bought at year end 2000 prices. From the current quarter onwards, both our gross and operating margin will progressively benefit from the restructuring and from the use of lower cost chips."

Gemplus' balance sheet remains strong with cash and cash equivalents of 450 million Euros. Net cash outflow, excluding exceptional costs, was limited - under 10 million Euros. This includes 12.2 million Euros of capital expenditure, reflecting the lower run-rate of capital expenditure indicated in February. Inventory levels were down by 12 million Euros, representing some 90 days' sales. Only around 20% of chip inventory was chips bought at year-end 2000 prices. Accounts receivable dropped by 42 million Euros, reflecting the lower revenue levels, and Day Sales Outstanding were 63 days, within the normal range of Day Sales Outstanding of between 60 and 65 days.

On a regional basis, 52% of revenues were generated in Europe, 23% in the Americas and 25% in Asia. On a market sector basis, 69% of revenues were generated from telecoms and 31% from financial services.

Restructuring

Good progress has been made with the restructuring programme announced in February. Gemplus is now confident of achieving at least the 100 million Euros annualised savings forecast and achieving the full annualised rate of savings by the end of calendar 2002 - some 3 months earlier than initially indicated. The impact within the current year should be around half the full annualised run rate. The great majority of the balance of the exceptional 65 million Euros restructuring charge is planned to be taken in the second quarter.

Commenting, Chief Executive Officer, Ron Mackintosh, said:

"These results are very much in line with our expectations. 2002 will be a year of two halves - significant losses in the first half, followed by a progressive build-up of profitability in the second half. We are confident we will return Gemplus to profitability by year end."

"The restructuring programme is more than meeting expectations, and we will see the benefits of this and of lower cost inventory starting to feed through from the second quarter onwards. The marketplace continues to be tough, but the indications from our own information and from independent surveys are that Gemplus is now at least holding, and perhaps increasing, its market share. Management focus is resolute both on improving Gemplus' operating efficiency and on working with our customers over time to improve the sales mix and accelerate adoption of more advanced smart cards, particularly Java based cards for mobile operators."

END

Conference Call

The company has scheduled a conference call for Tuesday 30 April, 2002 starting at 2.00pm Paris time.

Callers may participate in the live conference call by dialling:
Europe:                                     +44 (0) 208 240 8243
North America:                              +1 (415) 217 0050

The live conference call will also be available on the Internet at www.companyboardroom.com.

Replays of the conference call will be available approximately 2 hours after the conclusion of the live conference call for 2 weeks at: +44 (0) 208 288 4459 (Access Code: 670012).


Enquiries:

Media
Gemplus:
Flavie Gil          Tel.:   +33 4 42 36 56 83      Email: flavie.gil@gemplus.com

Citigate
Dewe Rogerson:      Tel.:   +44 (0) 207 638 9571
Anthony Carlisle    Tel.:   +44 (0) 797 361 1888   Email:anthony.carlisle@citigatedr.co.uk
Laure Lagrange      Tel.:   +44 (0) 207 282 2988
                    Mobile: +44 (0) 776 869 8731   Email: laure.lagrange@citigatedr.co.uk

Investor Relations Gemplus:
Yves Guillaumot     Tel.:   +33 4 42 36 52 98      Email: yves.guillaumot@gemplus.com
Fineo:
Anne Guimard        Tel.:   +33 1 45 72 20 96      Email: guimard@fineo.com


Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus
GEMPLUS: the world's number one provider of solutions empowered by Smart Cards Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.








Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It employs 6721 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                            Gemplus International SA
--------------------------------------------------------------------------------


Condensed Consolidated Statement of Income

                                  (in thousands of euros, except share and per share data)
                                                             -----------------------------
                                                              Three months ended March 31,
                                                                2002                2001
                                                                       (unaudited)
                                                             -----------------------------
Net sales                                                     176,532             293,631
Cost of sales                                                (140,356)           (193,727)

Gross Profit                                                   36,176              99,904

Research and development expenses                             (27,376)            (29,663)
Selling and marketing expenses                                (32,097)            (45,690)
General and administrative expenses                           (24,054)            (27,070)

Operating income (loss) before restructuring                  (47,351)             (2,519)

Restructuring expenses                                        (19,324)                  -

Operating income (loss)                                       (66,675)             (2,519)

Interest income and (expense), net                              4,763               8,422

Other income (expense), net                                    (5,199)             (5,157)

Income (loss) before taxes and goodwill amortization          (67,111)                746

Income taxes benefit (provision)                               10,784                (179)

Income (loss) before goodwill amortization                    (56,327)                567

Goodwill amortization                                          (6,136)             (7,726)

------------------------------------------------------------------------------------------
Net income (loss)                                             (62,463)             (7,159)
------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                           (0.10)              (0.01)
Diluted                                                         (0.10)              (0.01)

Shares used in net income (loss) per share calculation
Basic                                                     605,789,994         638,712,082
Diluted                                                   605,789,994         638,712,082

                            Gemplus International SA
--------------------------------------------------------------------------------



Condensed Consolidated Balance sheets

                                                                (in thousand of euros)
                                                    ----------------------------------
                                                    March 31, 2002   December 31, 2001
Assets                                              ----------------------------------
                                                     (unaudited)
Current assets:
Cash and cash equivalents                                450,073           490,652
Trade accounts receivable, net                           146,888           188,635
Inventory, net                                           127,773           139,794
Other current assets                                      97,816           103,733

Total current assets                                     822,550           922,814

Non-current assets:
Property, plant and equipment, net                       265,505           268,784
Goodwill, net                                            110,791           116,580
Other non-current assets                                 231,678           222,514

Total non-current assets                                 607,974           607,878

-----------------------------------------------------------------------------------
Total assets                                           1,430,524         1,530,692
-----------------------------------------------------------------------------------

Liabilities

Current liabilities:
Accounts payable                                         111,648           109,661
Accrued liabilities and other                            126,837           168,905
Current portion of long-term debt                              -                 -
Current obligations under capital leases                   3,650             3,734

Total current liabilities                                242,135           282,300

Non-current liabilities:
Long-term obligations under capital leases                38,414            32,581
Long-term debt, less current portion                           -                14
Other non-current liabilities                             24,404            30,859

Total non-current liabilities                             62,818            63,454

Minority interest                                         18,364            17,176

Shareholders' equity
Ordinary shares no legal par value, 2,000,000,000
shares authorized, 641,993,097 and 641,396,497
shares issued and outstanding at March 31, 2002
and December 31, 2001, respectively                      127,056           127,056
Additional paid-in capital                             1,028,699         1,027,850
Retained earnings                                         62,553           125,016
Other comprehensive income                               (2,909)           (3,968)
Less, cost of treasury shares                          (108,192)         (108,192)
Total shareholders' equity                             1,107,207         1,167,762

----------------------------------------------------------------------------------
Total liabilities and shareholders' equity             1,430,524         1,530,692
----------------------------------------------------------------------------------

                            Gemplus International SA
--------------------------------------------------------------------------------

Condensed Consolidated Statement of Cash Flows


                                                                       (in thousands of euros)
                                                                 -----------------------------
                                                                  Three months ended March 31,
                                                                      2002            2001
                                                                 -----------------------------
                                                                           (unaudited)
Cash flows from operating activities:
Net income (loss)                                                   (62,463)         (7,159)
   Depreciation and amortization                                     25,827          28,426
   Other adjustments to reconcile net income to net cash
   from operating activities                                        (15,822)          1,479
   Change in inventories                                             13,159         (45,504)
   Other changes in operating activities                             25,999         (26,134)
   Restructuring reserve                                              9,550               -
   Litigation expenses                                              (18,120)              -
   Management severance expenses                                    (10,515)              -

--------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                 (32,385)        (48,892)

Cash flows from investing activities:
   Sale/(Purchase) of activities net of cash disposed/(acquired)          -            (262)
   Purchase of property, plant and equipment                        (12,152)        (40,276)
   Other changes in investing activities                              4,662         (24,091)

--------------------------------------------------------------------------------------------
Net cash used for investing activities                               (7,490)        (64,629)

Cash flows from financing activities:
   Proceeds from sales-leaseback operations                           6,617               -
   Other changes in financing activities                             (4,543)         (5,053)

--------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                   2,074          (5,053)

Effect of exchange rate changes on cash                              (2,778)        (12,804)
Net increase (decrease) in cash and cash equivalents                (37,801)       (118,574)
Cash and cash equivalents, beginning of period                      490,652         636,284

--------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                            450,073         504,906
--------------------------------------------------------------------------------------------

                            Gemplus International SA
--------------------------------------------------------------------------------

Business segment reporting

First Quarter 2002 Compared with First Quarter 2001

Revenues                                         Three months ended
                                                      March 31,
                                                -------------------   ----------
                                                  2002       2001      % change
                                                -------------------   ----------
                                                (millions of euros)
Telecommunications ........................      121.4      213.3        (43%)
Financial services and security ...........       55.1       62.4        (12%)
Disposed operations (*) ...................          -       17.9       (100%)
Total .....................................      176.5      293.6        (40%)
                                                 =====

Gross margin                                     Three months ended
                                                      March 31,
                                                -------------------   ----------
                                                  2002       2001      % change
                                                -------------------   ----------
                                                (millions of euros)
Telecommunications ........................       31.9       84.4        (62%)
Financial services and security ...........        4.3        9.8        (56%)
Disposed operations (*) ...................          -        5.7       (100%)
Total .....................................       36.2       99.9        (64%)
                                                  ====       ====       ======

(*) including SkiData and Tag activities which disposals occurred during the third quarter of 2001.

Geographic reporting

First Quarter 2002 Compared with First Quarter 2001

Revenues                                         Three months ended
                                                      March 31,
                                                -------------------   ----------
                                                  2002       2001      % change
                                                -------------------   ----------
                                                (millions of euros)
Europe, Middle East and Africa.............       91.6      138.6        (34%)
Asia  .....................................       44.3       97.3        (54%)
Americas    ...............................       40.6       39.8          2%
Disposed operations .......................(*)       -       17.9       (100%)
Total  ....................................      176.5      293.6        (40%)
                                                 =====      =====       ======

(*) including SkiData and Tag activities which disposals occurred during the third quarter of 2001.

                First Quarter
                Fiscal 2002 Financial
                Results Conference Call


                Presenters:   Ron Mackintosh - Chief Executive Officer
                              Yves Guillaumot - Chief Financial Officer



April 30, 2002                                                          GEMPLUS

Disclaimer

Some of the statements contained in this presentation constituteforward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially differentfrom any future results, levels of activities, performance, or achievements expressed or implied bysuch forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of suchforward-looking statements. The forward-looking statements contained in this presentation speak only as of this presentation. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Introduction

o   Results in line with expectations

o   1Q2001 was first quarter record for revenues and included SkiData and Tag

o Benefits from restructuring and lower cost inventory start in 2Q/2002 onwards

o   Restructuring programmeon track to deliver at least (euro)100 million

o   Gemplus should return to profitability by year end

o Significant losses in the 1H/2002, followed by progressive build-up of profitability in 2H/2002

1Q/2002 Revenue

o   Revenue at(euro)176.5 million,

o   vs. 1Q/2001: down 40% nominally and 36% adjusted

        - Difficult comparison versus 1Q/2001 as Q1 last year was Gemplus' strongest ever first quarter

o   vs. 4Q/2001: down 30%

        - 4Q/2001 FSS sales were flattered by some (euro)28 million of one-off U.S. card projects
        - Despite high SIM cards volumes, sales mix and pressure on sales prices affected revenue

Gross Margin

o   Gross Margin at 20.5% (24.8% in 4Q/2001)

        -  Sales Mix
        -  Completion of Financial Services U.S. projects

o   1Q/2002 Gross Margin not indicative of future run-rate

o   32K inventory should fully cleared by 3Q/2002

o   Progressively positive margin impacts:

        -  Lower cost chips (up to 5 pp benefit)
        -  Restructuring of manufacturing

o   Expected margin improvement despite pricing pressures

Cost Structure

o   Operating Expenses under (euro)84 million -better than February `02 guidance

o 2001 Restructuring Programmefully delivered -(euro)40million annualised savings

o   2002 restructuring on track

o   (euro)19 million of the projected (euro)65 million restructuring charge

        -  Cost of headcount reductions so far negotiated,
        -  Selective property savings

o   Headcount down by 346 employees from December 31, 2001, at 6,375 employees

Strong Balance Sheet

o   Limited operating cash outflow

o   Cash and Cash Equivalents (euro)450 million

o   Day Sales Outstanding (DSOs) at 63 days, within the Group's objective

o Inventory down (euro)12 million

        -  Closer in line with current shipment demand
        -  20% of inventory is now chips bought at year end 2000 prices

o Under (euro)10 million net operating cash outflow, despite 1Q/2002 operating losses

o Exceptional cash outflow relating to the Humetrix law suit and management severance costs

Segmented Revenue Results


------------------------------------------------------------------------
                                                                  %
EUR (millions)                 1Q/2002         1Q/2001*        Change
------------------------------------------------------------------------
Revenue by Segment
   Telecommunications           121.4           213.3           -43%
   Financial Services &          55.1            62.4           -12%
   Security

Revenue by Geography
   EMEA                          91.6           138.6           -34%
   Americas                      40.6            39.8            +2%
   Asia                          44.3            97.3           -54%

* Restated from Skidata and Tag
------------------------------------------------------------------------

Financial Summary

o   Results more than meet internal forecasts

o   Benefits of restructuring and lower cost inventory still to come

o   On track for profitability by year end

Changing Gemplus

o   Good progress on core objectives

        -  Cost competitive operations
        -  High, consistent levels customer service
        -  Innovations and moving up margin chain
        -  Profitable growth

o A change of culture and direction as well as a change of operating efficiency and business process

Restructuring Set to Exceed Expectations

o   More than (euro)100 million annualised savings

o   Full run rate of savings by end of 2002

o   50% of annualised savings within 2002

o   430 person reduction in resources starting 2Q

o   Potential to do more in future

Marketplace

o   Volumes of cards remain strong

o   Addressing sales mix

o   Holding and improving market share

o   Financial Services deploying smarter cards

        -  Combat fraud, additional customer services

o   Telecom lag in take-off of 2.5G and 3G

o Working with customers to provide adoption of higher margin, advanced and Java cards

Summary

o   Confident of delivering on restructuring

o   Confident of achieving profitability by year end

o   Focus on sales mix and margins

o   Foundation of recovery firmly established

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 1, 2002

                                       GEMPLUS INTERNATIONAL S.A.


                                       By: /s/ Stephen Juge
                                           ---------------------------------
                                       Name:  Stephen Juge
                                       Title: Executive Vice President and
                                              General Counsel